Exhibit 99.1
trivago N.V.
Annual General Meeting of Shareholders
June 30, 2021 - 3:30 p.m. CEST

Voting Results

Resolution	For	Against	Abstain
Adoption of the annual accounts over the financial year 2020	2,114,030,034	60,329	116,020
Appointment of the external auditor for the financial year 2021	2,114,085,789	66,226	54,368
Release of the managing directors from liability for the exercise of their duties during the financial year 2020	2,113,698,470	354,675	153,238
Release of the supervisory directors from liability for the exercise of their duties during the financial year 2020	2,113,690,471	354,643	161,269
Re-appointment of R. Dzielak as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2024	2,113,915,832	179,701	110,850
Appointment of E. Hart as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2024	2,113,945,096	172,923	88,364
Appointment of J. Breidenbach as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2024	2,113,934,373	183,667	88,343
Authorization of the management board to acquire shares in the Company’s capital	2,113,877,626	221,583	107,174
Authorization of the management board to (i) issue and/or grant rights to subscribe for shares in the Company’s capital and (ii) limit or exclude pre-emption rights in relation to an issuance of, or a granting of rights to subscribe for, such shares	2,108,972,748	5,097,465	136,170